# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Monte Rosa Therapeutics, Inc., CIK 0001826457
CUSIP: 61225M102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 321 Harrison Avenue, Suite 900, Boston, Massachusetts (MA), 02118
Date of event which requires filing of this statement: 11/10/2025
Filed by CIK 0001687880
Persons authorized to receive notices and communications: Max Eisenberg, One Sansome Street, Suite 1650, San Francisco, California (CA), 94104, 415-801-8100

## Reporting persons
- Versant Venture Capital VI, L.P. (CIK 0001687880): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 3,334,669; shared voting power 0; sole dispositive power 3,334,669; shared dispositive power 0; aggregate amount beneficially owned 3,334,669 (5.1% of the class)
  Comment: All shares are held by Versant VI (as defined in Item 2(a) of the Original Schedule 13D). Versant Ventures VI GP-GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Versant Ventures VI GP (as defined in Item 2(a) of the Original Schedule 13D), which is the general partner of Versant VI. Each of Versant Ventures VI GP-GP and Versant Ventures VI GP may be deemed to share voting, investment and dispositive power with respect to the shares held by Versant VI.
  
  The percentage in Row 13 is based on 65,117,761 shares of the Issuer's Common Stock (as defined in Item 1 of the Original Schedule 13D) outstanding as of October 31, 2025, as set forth in the Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 2025, filed with the United States Securities and Exchange Commission (the "Commission") on November 6, 2025 (the "Form 10-Q").
- Versant Ventures VI GP, L.P. (CIK 0001777654): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,334,669; sole dispositive power 0; shared dispositive power 3,334,669; aggregate amount beneficially owned 3,334,669 (5.1% of the class)
  Comment: All shares are held by Versant VI. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Each of Versant Ventures VI GP-GP and Versant Ventures VI GP may be deemed to share voting, investment and dispositive power with respect to the shares held by Versant VI.
  
  The percentage in Row 13 is based on 65,117,761 shares of the Issuer's Common Stock outstanding as of October 31, 2025, as reported by the Issuer in the Form 10-Q.
- Versant Ventures VI GP-GP, LLC (CIK 0001777652): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,334,669; sole dispositive power 0; shared dispositive power 3,334,669; aggregate amount beneficially owned 3,334,669 (5.1% of the class)
  Comment: All shares are held by Versant VI. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Each of Versant Ventures VI GP-GP and Versant Ventures VI GP may be deemed to share voting, investment and dispositive power with respect to the shares held by Versant VI.
  
  The percentage in Row 13 is based on 65,117,761 shares of the Issuer's Common Stock outstanding as of October 31, 2025, as reported by the Issuer in the Form 10-Q.
- Versant Vantage I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,573,453; shared voting power 0; sole dispositive power 1,573,453; shared dispositive power 0; aggregate amount beneficially owned 1,573,453 (2.4% of the class)
  Comment: All shares are held by Versant Vantage I (as defined in item 2(a) of the Original Schedule 13D). Versant Vantage I GP (as defined in item 2(a) of the Original Schedule 13D) is the general partner of Versant Vantage I, and Versant Vantage I GP-GP (as defined in item 2(a) of the Original Schedule 13D) is the general partner of Versant Vantage I GP. Each of Versant Vantage I GP and Versant Vantage I GP-GP share voting, investment and dispositive power over the shares held by Versant Vantage I.
  
  The percentage in Row 13 is based on 65,117,761 shares of the Issuer's Common Stock outstanding as of October 31, 2025, as reported by the Issuer in the Form 10-Q.
- Versant Vantage I GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,573,453; sole dispositive power 0; shared dispositive power 1,573,453; aggregate amount beneficially owned 1,573,453 (2.4% of the class)
  Comment: All shares are held by Versant Vantage I. Versant Vantage I GP is the general partner of Versant Vantage I, and Versant Vantage I GP-GP is the general partner of Versant Vantage I GP. Each of Versant Vantage I GP and Versant Vantage I GP-GP share voting, investment and dispositive power over the shares held by Versant Vantage I.
  
  The percentage in Row 13 is based on 65,117,761 shares of the Issuer's Common Stock outstanding as of October 31, 2025, as reported by the Issuer in the Form 10-Q.
- Versant Vantage I GP-GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,573,453; sole dispositive power 0; shared dispositive power 1,573,453; aggregate amount beneficially owned 1,573,453 (2.4% of the class)
  Comment: All shares are held by Versant Vantage I. Versant Vantage I GP is the general partner of Versant Vantage I, and Versant Vantage I GP-GP is the general partner of Versant Vantage I GP. Each of Versant Vantage I GP and Versant Vantage I GP-GP share voting, investment and dispositive power over the shares held by Versant Vantage I.
  
  The percentage in Row 13 is based on 65,117,761 shares of the Issuer's Common Stock outstanding as of October 31, 2025, as reported by the Issuer in the Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Monte Rosa Therapeutics, Inc.
Address of issuer's principal executive offices: 321 Harrison Avenue, Suite 900, Boston, Massachusetts (MA), 02118
Comment: This Amendment No. 5 (this "Amendment") amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on July 8, 2021, as amended by Amendment No. 1 filed with the Commission on November 9, 2023, Amendment No. 2 filed with the Commission on August 12, 2024, Amendment No. 3 filed with the Commission on September 24, 2024 and Amendment No. 4 filed with the Commission on October 30, 2024 (collectively, the "Original Schedule 13D"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and 13 of the cover pages of this Amendment for each Reporting Person and the corresponding comments.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 and 13 of the cover pages of this Amendment for each Reporting Person and the corresponding comments.
Transactions in the class effected during the past sixty days: On November 10, 2025, Versant VI effected a pro rata distribution without additional consideration of 744,800 shares of Common Stock to its limited partners.

## Signatures
- Versant Venture Capital VI, L.P.: /s/Max Eisenberg, Max Eisenberg/COO of Versant Ventures VI GP-GP, LLC, the GP of Versant Ventures VI GP, L.P., the GP of Versant Venture Capital VI, L.P. (11/12/2025)
- Versant Ventures VI GP, L.P.: /s/Max Eisenberg, Max Eisenberg/COO of Versant Ventures VI GP-GP, LLC, the General Partner of Versant Ventures VI GP, L.P. (11/12/2025)
- Versant Ventures VI GP-GP, LLC: /s/Max Eisenberg, Max Eisenberg/COO (11/12/2025)
- Versant Vantage I, L.P.: /s/Max Eisenberg, Max Eisenberg/COO of Versant Vantage I GP-GP, LLC, the GP of Versant Vantage I GP, L.P., the GP of Versant Vantage I, L.P. (11/12/2025)
- Versant Vantage I GP, L.P.: /s/Max Eisenberg, Max Eisenberg/COO of Versant Vantage I GP-GP, LLC, the General Partner of Versant Vantage I GP, L.P. (11/12/2025)
- Versant Vantage I GP-GP, LLC: /s/Max Eisenberg, Max Eisenberg/COO (11/12/2025)